FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.
Exact Name of Registrant as Specified in Charter

0001102913
Registrant CIK Number

Form 8-K, June 9, 2004, Series 2004-R6

333-112203

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 9, 2004

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET

$158,230,000

(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates Series 2004-R6

June 1, 2004

Ameriquest Mortgage Securities Inc.

AMERIQUEST® MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

XL Capital Assurance Inc.
(Certificate Insurer)

All terms and statements are subject to change.

RBS Greenwich Capital

Merrill Lynch

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction. This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

TERM SHEET DATED June 1, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-R6

$158,230,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) Call[3] / Mat[4]	Principal Payment Window Call[3] / Mat[4]	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / Moody's/Fitch	Initial Credit Enhancement (%)
Offered Certificates									
A-2[5]	54,500,000	FLT/SEQ/SENIOR	0.92/0.92	1-22/1-22	0	Actual/360	July 2034	AAA/Aaa/AAA	6.25%
A-3[5]	39,200,000	FLT/SEQ/SENIOR	3.00/3.00	22-55/22-55	0	Actual/360	July 2034	AAA/Aaa/AAA	6.25%
A-4[5]	29,430,000	FLT/SEQ/SENIOR	6.61/7.74	55-92/55-209	0	Actual/360	July 2034	AAA/Aaa/AAA	6.25%
M-1	9,000,000	FLT/MEZZ	5.13/5.50	38-92/38-128	0	Actual/360	July 2034	A-/A3/A-	5.25%
M-2	9,000,000	FLT/MEZZ	5.12/5.43	37-92/37-121	0	Actual/360	July 2034	BBB+/Baa1/BBB+	4.25%
M-3	9,000,000	FLT/MEZZ	5.12/5.33	37-92/37-113	0	Actual/360	July 2034	BBB/Baa2/BBB	3.25%
M-4	8,100,000	FLT/MEZZ	5.11/5.18	37-92/37-102	0	Actual/360	July 2034	BBB-/Baa3/BBB-	2.35%
A-1[5]	720,620,000	FLT/SENIOR	Not Offered		0	Actual/360	July 2034	AAA/Aaa/AAA	6.25%
M-5	7,650,000	FLT/MEZZ	Not Offered		0	Actual/360	July 2034	BB+/Ba1/BB+	1.50%
CE	13,499,962	N/A	Not Offered		N/A	N/A		N/R	N/A
P	100	N/A	Not Offered		N/A	N/A		N/R	N/A
R	N/A	N/A	Not Offered		N/A	N/A		N/R	N/A

(1) The interest rate on each of the Certificates is subject to the related Net WAC Rate Cap.
(2) The Certificates will accrue interest at a rate not greater than the Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.
(5) The Class A Certificates will receive the benefit of a Certificate Insurance Policy issued by XL Capital Assurance Inc.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor: Ameriquest Mortgage Securities Inc.

Originators: Ameriquest Mortgage Company and Town and Country Credit Corporation.

Master Servicer: Ameriquest Mortgage Company.

Trustee: Deutsche Bank National Trust Company.

Mortgage Insurance Provider: None

Certificate Insurer: XL Capital Assurance Inc. will issue a financial guaranty insurance policy for the benefit of the Class A Certificates only. The Certificate Insurer will guarantee that the Insured Certificates will receive timely interest payments and ultimate payment of principal. The Certificate Insurer will have certain rights with respect to the transaction as specified in the pooling and servicing agreement.

Co-Lead Underwriters: Greenwich Capital Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Co-Managers: J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC.

Collateral

Mortgage Loans: As of the Collateral Selection Date, 5,571 adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $900,000,062. References to percentages or balances herein are with respect to the Collateral Selection Date Mortgage Loans and are based on the aggregate scheduled principal balance of such Mortgage Loans on the Cut-off Date. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 5,267 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $768,648,447 and with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 304 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date, with an aggregate scheduled principal balance as of the Cut-off Date of approximately $131,351,615 and with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Up to 10% of the Mortgage Loans identified on the Collateral Selection Date may be deleted and other Mortgage Loans will be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein, although the range of mortgage rates and maturities and certain other characteristics of the Mortgage Loans set forth in Part IV will vary.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Dates:

Cut-off Date:	The close of business on June 1, 2004.
Collateral Selection Date:	May 1, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in July 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date.
	Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	The week of May 31, 2004.
Expected Closing Date:	On or about June 9, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Class A Certificates:	Class A-1, Class A-2, Class A-3 and Class A-4 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1 Certificates) and Class M Certificates (other than the Class M-5 Certificates).
Non-Offered Certificates:	Class A-1, Class M-5, Class CE, Class P and Class R Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1 Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2, Class A-3 and Class A-4 Certificates, which evidence interests in the Group II Mortgage Loans.
Insured Certificates:	Class A Certificates

Other Terms:

Source for Calculation of One-Month LIBOR:	Moneyline Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date:	The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	For each Distribution Date, the period from the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.
Prepayment Period:	For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to and including the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Basis:	For any Distribution Date will be Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.
Administrative Fee Rate:	The sum of (a) the Servicing Fee Rate (0.50% per annum) and (b) the Trustee Fee Rate (0.0026% per annum).
Expense Adjusted Net Mortgage Rate:	The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.
Expense Adjusted Net Maximum Mortgage Rate:	The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.
Optional Termination:	The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Credit Enhancement:	Excess Interest. Overcollateralization ("OC"). Subordination. Certificate Insurance Policy (for the Class A Certificates)
Initial Overcollateralization Target Percentage:	Approximately 1.50%.
Overcollateralization Floor:	The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A Initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	6.25%	2x Initial CE%
M-1	5.25%	2x Initial CE%
M-2	4.25%	2x Initial CE%
M-3	3.25%	2x Initial CE%
M-4	2.35%	2x Initial CE%
M-5	1.50%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the Principal Remittance Amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the Principal Remittance Amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates and the Non-Offered Certificates (other than the Class CE Certificates), after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow:	For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates, (ii) the premium and reimbursements payable to the Certificate Insurer and (iii) the Principal Remittance Amount.
Allocation of Losses:	Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated in the following order: Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M may be distributed to the holders of those Certificates from Net Monthly Excess Cashflow, sequentially, as described in the Pooling and Servicing Agreement.
Net WAC Rate Cap:	<u>Class A Certificates</u>: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group, minus the premium fee rate payable to the Certificate Insurer (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period). <u>Class M Certificates</u>: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans (minus the premium fee rate payable to the Certificate Insurer multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Class A-1 Certificates and the denominator of which is the aggregate principal balance of the Group I Mortgage Loans for such Distribution Date) and (ii) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans (minus the premium fee rate payable to the Certificate Insurer multiplied by a fraction, the numerator of which is the Certificate Principal Balance of the Group II Certificates and the denominator of which is the aggregate principal balance of the Group II Mortgage Loans for such Distribution Date) (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).
Pass-Through Rate:	For any Distribution Date, the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.
Formula Rate:	For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Interest Rate Corridor over the then applicable strike rate set forth in such Interest Rate Corridor (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable Certificates for such Distribution Date).

Coupon Step-up: After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount: For any Distribution Date, (i) the excess of (a) the amount of interest a class of Certificates would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid first, from payments, if any, made under the related Interest Rate Corridor and second, from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount and the Certificate Insurance Policy does not cover any Net WAC Rate Carryover Amount.

Interest Rate Corridors: The following Certificates will have the benefit of an Interest Rate Corridor as specified below:

Class	Number of Months	Beginning Distribution Date
Group II Certificates	33	May 2007
M	31	April 2007

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of: (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds, subsequent recoveries and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date; and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table included herein.

Principal distributions on the Group II Certificates will be allocated sequentially.

Notwithstanding the foregoing, if the Certificate Principal Balance of the Group I or Group II Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage and then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, , exceeds the lesser of (i) 14.20% of the aggregate principal balance of the Mortgage Loans as of the last day of the previous calendar month or (ii) a percentage (as specified in the Pooling and Servicing Agreement) of the Credit Enhancement Percentage for the most senior class of certificates then outstanding. In the case of the Class A Certificates, the percentage will be 113.6%.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (reduced by the aggregate amount of subsequent recoveries received from the Cut-off Date through the last day of the related Due Period) divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
July 2007 through June 2008	2.50%
July 2008 through June 2009	4.00%
July 2009 through June 2010	4.75%
July 2010 through Jun 2011	5.00%
July 2011 and thereafter	5.50%

Payment Priority:

On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay the related certificate guaranty insurance premium for each of the Insured Certificates from the related loan group.

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date.

To pay the Certificate Insurer any previously unreimbursed payments of interest made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement (other than as provided below).

To pay interest, excluding any accrued unpaid interest from prior Distribution Dates, to the Class M Certificates, sequentially

To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.

To pay the Certificate Insurer any previously unreimbursed payments of principal made by it under the certificate guaranty insurance policy together with accrued interest on such unreimbursed amounts plus any other amounts owed to the Certificate Insurer under the Insurance Agreement, to the extent not paid above.

To pay principal on the Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the Interest Rate Corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Part III: Relevant Bond Analytics

Interest Rate Corridor Schedule For Group II Certificates

Period	Group II Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	120,177,988.19	5.761560	8.244600
3	117,258,388.87	5.760320	8.244600
4	114,369,097.73	5.959670	8.244600
5	111,508,265.31	5.758170	8.244600
6	108,674,311.06	5.957710	8.244600
7	105,865,926.89	5.756530	8.244600
8	103,082,079.27	5.755930	8.244600
9	100,322,775.71	6.399500	8.244600
10	97,587,501.79	5.755190	8.244600
11	94,921,516.35	5.955260	8.244600
12	92,323,054.66	5.754640	8.244600
13	89,790,397.12	5.954700	8.244600
14	87,321,868.15	5.754110	8.244600
15	84,915,835.04	5.753850	8.244600
16	82,570,706.83	5.953890	8.244600
17	80,284,933.28	5.753340	8.244600
18	78,057,003.78	5.953380	8.244600
19	75,885,446.36	5.752860	8.244600
20	73,768,826.68	5.752630	8.244600
21	71,705,747.08	6.396090	8.244600
22	69,694,845.66	5.791600	8.244600
23	67,735,171.91	5.992890	8.244600
24	65,825,037.77	7.242900	8.244600
25	63,979,694.54	7.490090	8.244600
26	62,180,582.03	7.237570	8.244600
27	60,426,534.72	7.234900	8.244600
28	58,716,416.62	7.502010	8.244600
29	57,049,248.16	7.249070	8.244600
30	55,423,816.64	8.238970	8.244600
31	53,844,705.27	7.961090	8.244600
32	52,304,981.33	7.957220	8.244600
33	0.00	0.000000	0.000000
34	49,339,764.54	7.968830	8.244600
35	47,912,462.56	8.238930	8.244600

Interest Rate Corridor Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	0.00	0.000000	0.000000
2	42,750,000.00	4.112120	6.334200
3	42,750,000.00	4.110880	6.334200
4	42,750,000.00	4.327270	6.334200
5	42,750,000.00	4.108750	6.334200
6	42,750,000.00	4.325340	6.334200
7	42,750,000.00	4.107150	6.334200
8	42,750,000.00	4.106560	6.334200
9	42,750,000.00	4.804900	6.334200
10	42,750,000.00	4.105850	6.334200
11	42,750,000.00	4.322960	6.334200
12	42,750,000.00	4.105320	6.334200
13	42,750,000.00	4.322420	6.334200
14	42,750,000.00	4.104800	6.334200
15	42,750,000.00	4.104550	6.334200
16	42,750,000.00	4.321640	6.334200
17	42,750,000.00	4.104060	6.334200
18	42,750,000.00	4.321150	6.334200
19	42,750,000.00	4.103600	6.334200
20	42,750,000.00	4.103370	6.334200
21	42,750,000.00	4.804290	6.334200
22	42,750,000.00	4.111120	6.334200
23	42,750,000.00	4.333060	6.334200
24	42,750,000.00	5.572070	6.334200
25	42,750,000.00	5.835590	6.334200
26	42,750,000.00	5.566770	6.334200
27	42,750,000.00	5.565320	6.334200
28	42,750,000.00	5.831570	6.334200
29	42,750,000.00	5.565070	6.334200
30	0.00	0.000000	0.000000
31	42,750,000.00	6.279630	6.334200
32	42,750,000.00	6.275790	6.334200
33	0.00	0.000000	0.000000
34	42,750,000.00	6.272120	6.334200

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Sensitivity Analysis - To Optional Termination Date

FIXED	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
ARM	0.00% CPR	13.50% CPR	20.25% CPR	27.00% CPR	33.75% CPR	40.50% CPR
A-2Average Life (yrs)	12.18	1.77	1.21	0.92	0.74	0.62
First Principal Period	1	1	1	1	1	1
Last Principal Period	237	44	30	22	17	14
Prin Pmt Window (mos)	237	44	30	22	17	14
A-3Average Life (yrs)	23.30	6.04	4.07	3.00	2.31	1.86
First Principal Period	237	44	30	22	17	14
Last Principal Period	317	109	74	55	43	32
Prin Pmt Window (mos)	81	66	45	34	27	19
A-4Average Life (yrs)	27.96	12.91	8.87	6.61	5.18	4.12
First Principal Period	317	109	74	55	43	32
Last Principal Period	342	178	123	92	72	58
Prin Pmt Window (mos)	26	70	50	38	30	27
M-1Average Life (yrs)	26.01	9.90	6.77	5.13	4.27	3.84
First Principal Period	259	57	38	38	39	40
Last Principal Period	342	178	123	92	72	58
Prin Pmt Window (mos)	84	122	86	55	34	19
M-2Average Life (yrs)	26.01	9.90	6.77	5.12	4.25	3.80
First Principal Period	259	57	38	37	38	39
Last Principal Period	342	178	123	92	72	58
Prin Pmt Window (mos)	84	122	86	56	35	20
M-3Average Life (yrs)	26.01	9.90	6.77	5.12	4.24	3.77
First Principal Period	259	57	38	37	38	39
Last Principal Period	342	178	123	92	72	58
Prin Pmt Window (mos)	84	122	86	56	35	20
M-4Average Life (yrs)	26.00	9.89	6.77	5.11	4.23	3.72
First Principal Period	259	57	38	37	37	38
Last Principal Period	342	178	123	92	72	58
Prin Pmt Window (mos)	84	122	86	56	36	21

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Sensitivity Analysis - To Maturity

FIXED		0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
ARM		0.00% CPR	13.50% CPR	20.25% CPR	27.00% CPR	33.75% CPR	40.50% CPR
A-2	Average Life (yrs)	12.18	1.77	1.21	0.92	0.74	0.62
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	237	44	30	22	17	14
	Prin Pmt Window (mos)	237	44	30	22	17	14
A-3	Average Life (yrs)	23.30	6.04	4.07	3.00	2.31	1.86
	First Principal Period	237	44	30	22	17	14
	Last Principal Period	317	109	74	55	43	32
	Prin Pmt Window (mos)	81	66	45	34	27	19
A-4	Average Life (yrs)	28.28	14.70	10.34	7.74	6.07	4.85
	First Principal Period	317	109	74	55	43	32
	Last Principal Period	359	328	267	209	167	136
	Prin Pmt Window (mos)	43	220	194	155	125	105
M-1	Average Life (yrs)	26.11	10.52	7.26	5.50	4.57	4.08
	First Principal Period	259	57	38	38	39	40
	Last Principal Period	353	239	171	128	101	82
	Prin Pmt Window (mos)	95	183	134	91	63	43
M-2	Average Life (yrs)	26.10	10.43	7.18	5.43	4.50	4.00
	First Principal Period	259	57	38	37	38	39
	Last Principal Period	350	227	161	121	95	77
	Prin Pmt Window (mos)	92	171	124	85	58	39
M-3	Average Life (yrs)	26.07	10.28	7.06	5.33	4.41	3.91
	First Principal Period	259	57	38	37	38	39
	Last Principal Period	348	214	151	113	89	72
	Prin Pmt Window (mos)	90	158	114	77	52	34
M-4	Average Life (yrs)	26.02	10.02	6.86	5.18	4.28	3.77
	First Principal Period	259	57	38	37	37	38
	Last Principal Period	345	196	137	102	80	65
	Prin Pmt Window (mos)	87	140	100	66	44	28

Net WAC Cap and Effective Maximum Rate for the Group II Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	6.76	8.77	67	6.73	10.66
2	6.62	9.50	35	6.98	9.06	68	6.73	10.65
3	6.61	9.50	36	6.76	9.48	69	7.45	11.78
4	6.83	9.50	37	6.98	9.79	70	6.72	10.63
5	6.61	9.50	38	6.75	9.46	71	6.95	10.98
6	6.83	9.50	39	6.75	9.46	72	6.72	10.62
7	6.61	9.50	40	6.98	9.77	73	6.95	10.96
8	6.61	9.50	41	6.75	9.45	74	6.72	10.60
9	7.32	9.50	42	6.97	10.49	75	6.72	10.59
10	6.61	9.50	43	6.75	10.14	76	6.94	10.94
11	6.83	9.50	44	6.75	10.14	77	6.72	10.58
12	6.61	9.50	45	7.21	10.83	78	6.94	10.92
13	6.83	9.50	46	6.75	10.12	79	6.72	10.56
14	6.61	9.50	47	6.97	10.46	80	6.71	10.55
15	6.61	9.50	48	6.74	10.81	81	7.43	11.67
16	6.83	9.50	49	6.97	11.17	82	6.71	10.54
17	6.61	9.50	50	6.74	10.80	83	6.94	10.88
18	6.83	9.50	51	6.74	10.79	84	6.71	10.52
19	6.61	9.50	52	6.97	11.14	85	6.93	10.86
20	6.61	9.50	53	6.74	10.77	86	6.71	10.50
21	7.31	9.50	54	6.96	11.12	87	6.71	10.49
22	6.61	9.50	55	6.74	10.76	88	6.93	10.84
23	6.83	9.50	56	6.74	10.75	89	6.71	10.48
24	6.76	9.50	57	7.46	11.89	90	6.93	10.82
25	6.99	9.50	58	6.74	10.73	91	6.70	10.46
26	6.76	9.50	59	6.96	11.08	92	6.70	10.45
27	6.76	9.50	60	6.73	10.72			
28	6.99	9.50	61	6.96	11.07			
29	6.76	9.50	62	6.73	10.70			
30	6.99	9.50	63	6.73	10.69			
31	6.76	8.78	64	6.95	11.04			
32	6.76	8.77	65	6.73	10.68			
33	7.48	9.71	66	6.95	11.02			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.11375% and 1.5775% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST MORTGAGE COMPANY

Net WAC Cap and Effective Maximum Rate for Class M Certificates

Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)	Period	NWC(1) (%)	Max Rate (2, 3) (%)
1	N/A	N/A	34	6.36	8.50	67	6.32	10.13
2	6.02	8.50	35	6.57	8.50	68	6.32	10.12
3	6.02	8.50	36	6.36	8.93	69	6.99	11.20
4	6.22	8.50	37	6.57	9.22	70	6.31	10.10
5	6.01	8.50	38	6.36	8.91	71	6.52	10.43
6	6.21	8.50	39	6.36	8.91	72	6.31	10.09
7	6.01	8.50	40	6.57	9.22	73	6.52	10.41
8	6.01	8.50	41	6.35	8.92	74	6.31	10.07
9	6.65	8.50	42	6.56	9.93	75	6.31	10.06
10	6.01	8.50	43	6.35	9.61	76	6.52	10.39
11	6.21	8.50	44	6.35	9.60	77	6.30	10.04
12	6.01	8.50	45	6.79	10.25	78	6.51	10.37
13	6.21	8.50	46	6.35	9.61	79	6.30	10.03
14	6.01	8.50	47	6.56	9.92	80	6.30	10.02
15	6.01	8.50	48	6.34	10.29	81	6.97	11.08
16	6.21	8.50	49	6.55	10.62	82	6.30	10.00
17	6.01	8.50	50	6.34	10.27	83	6.51	10.32
18	6.21	8.50	51	6.34	10.26	84	6.29	9.98
19	6.01	8.50	52	6.55	10.60	85	6.50	10.31
20	6.01	8.50	53	6.34	10.25	86	6.29	9.96
21	6.65	8.50	54	6.55	10.58	87	6.29	9.96
22	6.01	8.50	55	6.33	10.23	88	6.50	10.28
23	6.21	8.50	56	6.33	10.22	89	6.29	9.94
24	6.37	8.50	57	7.01	11.31	90	6.49	10.26
25	6.58	8.50	58	6.33	10.21	91	6.28	9.92
26	6.37	8.50	59	6.54	10.54	92	6.28	9.91
27	6.37	8.50	60	6.33	10.19			
28	6.58	8.50	61	6.54	10.52			
29	6.37	8.50	62	6.32	10.17			
30	6.58	8.50	63	6.32	10.16			
31	6.37	8.50	64	6.53	10.49			
32	6.37	8.50	65	6.32	10.15			
33	7.05	9.09	66	6.53	10.48			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.11375% and 1.5775% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the beginning period balances of the related certificates, annualized based on the actual number of days in the accrual period.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Excess Spread

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)
1	4.58	1.11375	1.57750	4.58
2	5.28	1.30600	1.70900	5.09
3	5.28	1.50900	1.86400	4.88
4	5.32	1.62900	2.01000	4.81
5	5.27	1.77300	2.16000	4.60
6	5.31	1.92000	2.31000	4.52
7	5.26	2.07700	2.45800	4.28
8	5.26	2.23000	2.60500	4.13
9	5.40	2.37800	2.74900	4.24
10	5.25	2.52200	2.89000	3.82
11	5.30	2.66300	3.02600	3.78
12	5.24	2.80400	3.15500	3.53
13	5.29	2.94500	3.28000	3.49
14	5.24	3.08800	3.40100	3.24
15	5.23	3.21600	3.51600	3.11
16	5.28	3.32400	3.62800	3.12
17	5.22	3.42900	3.74300	2.89
18	5.27	3.54100	3.86700	2.90
19	5.21	3.66000	3.96800	2.65
20	5.21	3.77000	4.04000	2.54
21	5.35	3.88000	4.11200	2.84
22	5.20	4.00200	4.18200	2.31
23	5.25	4.16300	4.24900	2.30
24	5.39	4.13600	4.30400	3.67
25	5.43	4.08500	4.37900	3.86
26	5.38	4.19300	4.47600	3.60
27	5.37	4.29600	4.56700	3.49
28	5.42	4.39500	4.65200	3.55
29	5.36	4.48800	4.73000	3.29
30	5.41	4.57600	4.80000	4.07
31	5.35	4.65600	4.86100	3.82
32	5.34	4.73000	4.91500	3.74
33	5.49	4.79500	4.96400	4.18
34	5.33	4.85200	5.00900	3.61
35	5.38	4.90000	5.05000	3.73
36	5.32	4.93800	5.09000	4.01
37	5.37	4.97500	5.13000	4.14
38	5.34	5.01700	5.17000	3.92
39	5.35	5.05700	5.20900	3.88
40	5.40	5.09600	5.24800	4.02
41	5.34	5.13500	5.28600	3.79
42	5.39	5.17200	5.32400	4.12
43	5.34	5.20900	5.36200	3.90
44	5.34	5.24600	5.39900	3.86
45	5.44	5.28300	5.43600	4.18
46	5.34	5.32000	5.47000	3.77
47	5.39	5.35700	5.50200	3.91
48	5.33	5.39500	5.53100	3.83
49	5.38	5.43000	5.55700	3.98
50	5.33	5.46000	5.57800	3.75
51	5.33	5.48600	5.59600	3.72
52	5.38	5.50900	5.61000	3.88
53	5.32	5.52800	5.62100	3.67
54	5.37	5.54400	5.62700	3.91
55	5.32	5.55600	5.63000	3.69
56	5.32	5.56400	5.63300	3.68
57	5.47	5.56900	5.64100	4.25
58	5.32	5.56900	5.65600	3.66
59	5.37	5.56600	5.67700	3.85
60	5.32	5.55800	5.70500	3.71
61	5.37	5.57400	5.74000	3.89
62	5.31	5.61500	5.77800	3.64
63	5.31	5.65400	5.81400	3.60
64	5.36	5.69200	5.84800	3.75
65	5.31	5.72900	5.88100	3.51
66	5.36	5.76300	5.91100	3.82
67	5.31	5.79600	5.93900	3.58
68	5.31	5.82700	5.96600	3.54
69	5.46	5.85600	5.99000	4.12
70	5.31	5.88200	6.01100	3.47
71	5.36	5.90700	6.03000	3.65
72	5.30	5.92900	6.04700	3.50
73	5.36	5.94900	6.06100	3.69
74	5.31	5.96700	6.07300	3.46
75	5.31	5.98200	6.08200	3.44
76	5.36	5.99500	6.08800	3.64
77	5.31	6.00500	6.09100	3.42
78	5.36	6.01200	6.09100	3.65
79	5.32	6.01700	6.08800	3.44
80	5.32	6.01800	6.08400	3.44
81	5.47	6.01700	6.08100	4.07
82	5.32	6.01300	6.08000	3.45
83	5.38	6.00500	6.08200	3.66
84	5.33	5.99500	6.08700	3.47
85	5.38	5.99300	6.09500	3.68
86	5.33	6.00300	6.10500	3.46
87	5.34	6.01300	6.11500	3.45
88	5.39	6.02300	6.12400	3.65
89	5.34	6.03200	6.13400	3.44
90	5.40	6.04200	6.14400	3.68
91	5.35	6.05100	6.15400	3.47
92	5.36	6.06100	6.16500	3.46

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.11375% and 1.5775% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of May 28, 2004.

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Collateral Summary
Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	5,571	
Aggregate Current Principal Balance:	$900,000,061.51	
Average Current Principal Balance:	$161,550.90	$52,248.13 - $599,595.59
Aggregate Original Principal Balance:	$900,943,219.00	
Average Original Principal Balance:	$161,720.20	$60,000.00 - $600,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.372%	5.200% - 12.650%
Wtd. Avg. Original Term (months):	353	120 – 360
Wtd. Avg. Remaining Term (months):	352	118 – 360
Wtd. Avg. Margin (ARM Loans Only):	6.013%	3.267% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.458%	11.200% - 18.650%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.458%	5.200% - 12.650%
Wtd. Avg. Original LTV:	77.90%	11.30% - 95.00%
Wtd. Avg. Borrower FICO:	607	500 – 812
Geographic Distribution (Top 5):	CA 23.70%	
	FL 11.67%	
	NY 8.02%	
	MA 6.96%	
	IL 4.56%	

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
ARM - 2 Year (6 MLIBOR)	4,413	$720,000,187.58	80.00	356	39.77	7.458	595	78.13
Fixed Rate	1,158	179,999,873.93	20.00	337	37.78	7.025	657	76.98
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,683	$131,768,436.00	14.63	342	37.36	8.334	591	74.69
100,000.01 - 150,000.00	1,507	185,554,449.00	20.60	349	39.30	7.640	597	77.68
150,000.01 - 200,000.00	997	174,310,611.00	19.35	353	39.72	7.282	605	77.89
200,000.01 - 250,000.00	566	126,411,523.00	14.03	355	39.91	7.083	612	78.51
250,000.01 - 300,000.00	341	93,843,683.00	10.42	356	39.79	7.016	611	77.95
300,000.01 - 350,000.00	190	61,680,257.00	6.85	357	40.28	6.857	620	79.88
350,000.01 - 400,000.00	120	44,764,648.00	4.97	359	40.86	7.054	614	80.11
400,000.01 - 450,000.00	52	22,111,996.00	2.45	355	42.19	7.010	621	81.27
450,000.01 - 500,000.00	49	23,346,822.00	2.59	359	37.34	6.779	642	81.35
500,000.01 - 550,000.00	27	14,236,624.00	1.58	359	41.51	6.799	625	77.14
550,000.01 - 600,000.00	39	22,914,170.00	2.54	359	36.80	6.707	647	78.60
Total:	**5,571**	**$900,943,219.00**	**100.00**	**352**	**39.37**	**7.371**	**607**	**77.90**

* Based on the original balances of the Mortgage Loans.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,685	$131,809,418.54	14.65	342	37.37	8.333	591	74.67
100,000.01 - 150,000.00	1,506	185,311,726.16	20.59	349	39.29	7.641	597	77.70
150,000.01 - 200,000.00	996	173,980,479.05	19.33	353	39.73	7.281	605	77.88
200,000.01 - 250,000.00	567	126,525,640.02	14.06	355	39.89	7.082	612	78.50
250,000.01 - 300,000.00	340	93,505,446.18	10.39	356	39.81	7.017	611	77.96
300,000.01 - 350,000.00	190	61,618,220.64	6.85	357	40.28	6.857	620	79.88
350,000.01 - 400,000.00	120	44,717,634.01	4.97	359	40.86	7.054	614	80.11
400,000.01 - 450,000.00	52	22,091,957.97	2.45	355	42.19	7.010	621	81.27
450,000.01 - 500,000.00	49	23,321,619.38	2.59	359	37.34	6.779	642	81.35
500,000.01 - 550,000.00	27	14,224,338.77	1.58	359	41.51	6.799	625	77.14
550,000.01 - 600,000.00	39	22,893,580.79	2.54	359	36.80	6.707	647	78.60
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	22	$1,971,589.42	0.22	119	35.11	7.738	626	67.77
121 - 180	151	16,456,421.06	1.83	179	35.80	7.162	638	71.59
181 - 240	156	18,231,268.47	2.03	239	37.82	7.197	632	76.18
241 - 300	34	4,001,116.85	0.44	299	35.91	7.031	664	77.96
301 - 360	5,208	859,339,665.71	95.48	359	39.50	7.380	606	78.08
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	59	$13,842,140.18	1.54	353	37.26	5.344	694	75.53
5.500 - 5.999	543	118,986,136.88	13.22	353	38.03	5.816	673	76.99
6.000 - 6.499	573	113,295,747.81	12.59	350	38.85	6.244	645	77.21
6.500 - 6.999	1,027	186,161,512.39	20.68	351	38.68	6.760	619	79.64
7.000 - 7.499	494	82,345,817.36	9.15	352	39.46	7.251	590	77.26
7.500 - 7.999	1,047	158,862,152.36	17.65	354	40.18	7.761	581	77.66
8.000 - 8.499	348	48,569,853.04	5.40	354	39.40	8.256	571	77.70
8.500 - 8.999	660	87,737,754.27	9.75	353	40.55	8.756	568	77.69
9.000 - 9.499	183	22,013,785.51	2.45	351	39.29	9.261	556	78.33
9.500 - 9.999	328	36,601,338.49	4.07	353	41.11	9.745	557	78.11
10.000 - 10.499	90	9,623,960.35	1.07	350	41.20	10.229	554	78.77
10.500 - 10.999	125	13,417,163.54	1.49	355	42.18	10.717	552	77.42
11.000 - 11.499	24	2,060,679.74	0.23	354	41.53	11.298	547	75.01
11.500 - 11.999	50	4,611,774.44	0.51	354	41.33	11.727	549	77.68
12.000 - 12.499	13	1,304,818.39	0.14	352	43.30	12.278	554	76.89
12.500 - 12.999	7	565,426.76	0.06	355	36.95	12.605	544	78.61
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
25.00 or less	21	$1,886,646.58	0.21	348	39.86	8.038	604	20.63
25.01 - 30.00	10	958,035.56	0.11	359	35.00	6.998	632	28.11
30.01 - 35.00	21	2,493,604.47	0.28	343	37.24	7.138	629	33.44
35.01 - 40.00	41	4,955,256.34	0.55	336	38.43	7.348	592	37.70
40.01 - 45.00	39	5,927,034.47	0.66	332	38.69	6.946	637	43.28
45.01 - 50.00	95	14,058,603.03	1.56	349	35.16	7.140	606	47.80
50.01 - 55.00	115	16,671,043.77	1.85	352	37.69	7.183	612	52.89
55.01 - 60.00	260	37,051,385.94	4.12	348	37.41	7.481	582	58.00
60.01 - 65.00	272	40,873,900.21	4.54	348	38.40	7.288	600	63.10
65.01 - 70.00	384	59,865,780.35	6.65	349	38.05	7.224	602	67.91
70.01 - 75.00	950	137,808,842.39	15.31	354	40.12	7.785	575	73.70
75.01 - 80.00	898	153,513,376.09	17.06	350	38.94	7.118	618	78.71
80.01 - 85.00	998	169,955,979.11	18.88	355	39.82	7.543	603	83.78
85.01 - 90.00	1,392	240,782,383.17	26.75	355	40.02	7.275	623	89.09
90.01 - 95.00	75	13,198,190.03	1.47	354	41.46	6.826	688	93.67
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	322	$41,582,259.59	4.62	358	42.92	8.583	510	68.18
520 - 539	599	86,119,810.93	9.57	354	41.24	8.597	529	74.24
540 - 559	730	107,150,340.72	11.91	355	40.16	8.167	551	76.46
560 - 579	730	114,819,566.63	12.76	354	39.13	7.684	569	78.80
580 - 599	594	92,025,753.40	10.23	355	39.48	7.717	590	78.60
600 - 619	507	82,766,921.38	9.20	355	39.55	7.292	609	79.13
620 - 639	600	100,361,184.53	11.15	352	38.07	6.938	629	80.70
640 - 659	513	93,890,218.98	10.43	349	38.89	6.600	649	81.29
660 - 679	345	63,156,402.04	7.02	348	38.70	6.488	669	78.49
680 - 699	271	49,972,473.85	5.55	348	37.88	6.437	689	78.45
700 - 719	155	30,478,817.07	3.39	345	38.57	6.177	710	77.10
720 - 739	85	14,956,478.81	1.66	344	37.44	6.246	729	78.88
740 - 759	63	12,978,804.08	1.44	347	37.48	6.008	749	76.88
760 - 779	31	5,899,431.40	0.66	341	37.69	5.972	770	75.83
780 - 799	18	2,887,312.03	0.32	355	38.64	6.332	788	71.32
800 - 819	8	954,286.07	0.11	359	30.05	5.824	805	69.51
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
20.00 or less	320	$45,676,538.13	5.08	346	14.42	7.303	613	76.26
20.01 - 25.00	347	51,829,425.84	5.76	351	23.34	7.354	610	74.94
25.01 - 30.00	526	77,067,921.50	8.56	350	27.96	7.256	613	75.40
30.01 - 35.00	674	105,992,475.70	11.78	351	33.04	7.215	614	77.39
35.01 - 40.00	831	135,604,472.26	15.07	353	38.10	7.287	608	78.37
40.01 - 45.00	1,032	175,107,688.14	19.46	354	43.06	7.341	610	78.68
45.01 - 50.00	1,427	241,429,482.15	26.83	353	48.14	7.291	611	79.49
50.01 - 55.00	414	67,292,057.79	7.48	356	53.21	8.349	557	76.23
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	916	$213,283,379.36	23.70	356	39.11	6.706	619	75.69
Florida	797	104,991,037.35	11.67	353	39.12	7.483	599	79.09
New York	310	72,175,598.78	8.02	351	40.20	7.567	611	72.22
Massachusetts	286	62,633,634.45	6.96	356	39.50	7.031	611	74.86
Illinois	265	41,006,538.19	4.56	355	39.66	7.827	599	80.99
Maryland	223	40,646,441.77	4.52	355	39.70	7.495	596	78.38
Texas	344	39,115,585.33	4.35	337	39.69	8.040	600	77.05
Minnesota	200	32,712,819.37	3.63	353	38.59	7.511	602	80.03
Michigan	272	31,691,906.93	3.52	356	40.06	7.685	587	80.46
Connecticut	140	23,189,902.66	2.58	354	40.97	7.256	607	76.94
Pennsylvania	193	22,482,566.46	2.50	347	40.07	7.548	600	81.37
Georgia	155	19,428,339.59	2.16	349	39.07	8.729	599	82.48
Colorado	95	16,892,170.66	1.88	349	40.67	7.090	613	80.59
Washington	79	15,250,048.03	1.69	355	40.76	7.223	610	81.85
Rhode Island	81	14,024,097.42	1.56	351	39.22	7.042	609	74.78
Wisconsin	105	13,423,234.07	1.49	347	40.32	8.065	608	81.29
Indiana	123	13,394,090.62	1.49	347	37.88	7.704	601	82.35
Nevada	67	11,610,298.62	1.29	354	38.36	7.502	610	81.89
Tennessee	106	11,371,268.65	1.26	343	37.25	7.692	607	81.11
Alabama	82	9,414,157.38	1.05	348	38.87	8.154	603	82.62
Arizona	62	9,020,319.98	1.00	358	36.85	7.147	616	79.96
Missouri	77	8,754,244.63	0.97	347	39.46	7.547	608	83.25
Hawaii	32	7,684,505.01	0.85	355	37.57	6.990	630	79.77
New Hampshire	48	7,524,004.89	0.84	351	43.39	7.223	596	75.68

* Geographic Distribution continued on the next page.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
North Carolina	59	6,513,612.80	0.72	337	34.27	8.662	587	82.76
Louisiana	60	5,867,612.30	0.65	342	40.54	7.916	590	80.54
Kansas	46	4,983,376.69	0.55	342	38.69	8.177	613	83.56
Maine	37	4,939,584.18	0.55	354	41.07	7.336	590	76.78
Oregon	27	4,623,702.32	0.51	353	32.97	6.969	641	81.38
Oklahoma	42	3,917,447.46	0.44	336	36.75	7.957	605	81.38
Mississippi	37	3,281,534.80	0.36	345	38.79	8.582	584	82.38
Arkansas	33	3,006,121.50	0.33	345	38.93	8.511	609	81.25
South Carolina	22	2,898,798.53	0.32	342	36.76	8.664	597	78.67
Utah	17	2,841,576.10	0.32	331	41.74	6.607	637	84.89
Delaware	18	2,803,575.38	0.31	359	38.94	7.093	608	81.00
Nebraska	27	2,310,568.70	0.26	352	40.34	8.516	580	82.95
Iowa	20	1,992,849.33	0.22	353	40.56	8.681	581	79.60
New Jersey	9	1,680,416.83	0.19	330	42.37	8.860	594	74.19
Wyoming	12	1,612,449.88	0.18	355	39.82	7.504	641	83.29
Ohio	14	1,288,567.13	0.14	356	38.67	8.533	576	82.99
Kentucky	11	1,199,097.86	0.13	334	37.11	8.113	584	83.44
Alaska	7	1,055,873.43	0.12	359	41.00	7.277	599	69.30
North Dakota	6	572,179.37	0.06	359	42.12	7.736	635	85.19
Vermont	5	459,935.32	0.05	358	44.14	8.241	629	83.17
Montana	2	261,102.01	0.03	357	40.73	8.422	628	59.26
Idaho	1	109,909.65	0.01	359	47.00	6.990	578	70.51
South Dakota	1	59,979.74	0.01	359	23.00	11.250	548	75.00
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% % OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	5,352	$867,391,091.07	96.38	352	39.52	7.364	606	77.89
Non-Owner Occupied	171	24,180,342.66	2.69	354	33.64	7.447	646	76.53
Second Home	48	8,428,627.78	0.94	355	40.75	7.900	621	82.46
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

* Based on mortgagor representation at origination.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% % OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	4,115	$662,016,455.83	73.56	352	39.43	7.279	607	78.87
Stated Documentation	838	133,235,186.04	14.80	354	39.67	7.753	613	72.84
Limited Documentation	618	104,748,419.64	11.64	354	38.60	7.472	600	78.19
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance – Cashout**	5188	$842,768,340.52	93.64	352	39.29	7.371	606	77.81
Refinance - Rate Term***	369	54,158,381.50	6.02	351	40.54	7.416	614	78.68
Purchase	14	3,073,339.49	0.34	359	41.54	6.712	656	86.94
Total:	**5571**	**$900,000,061.51**	**100**	**352**	**39.37**	**7.372**	**607**	**77.9**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2 or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2 or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	1,286	$201,485,041.81	22.39	354	39.48	7.403	584	80.09
3A	372	63,357,606.24	7.04	354	39.54	7.118	614	78.99
4A	465	79,474,464.31	8.83	350	37.80	6.770	631	81.00
5A	440	81,929,821.93	9.10	349	38.91	6.507	649	82.36
6A	317	59,095,682.50	6.57	348	38.84	6.394	669	78.87
7A	316	60,388,563.92	6.71	347	38.15	6.330	692	78.20
8A	277	51,155,178.92	5.68	345	37.71	6.065	739	77.31
A	427	68,520,968.56	7.61	356	38.21	8.042	578	79.35
B	929	134,318,869.95	14.92	354	41.02	8.588	547	76.10
C	639	86,410,639.96	9.60	356	41.45	8.396	543	69.50
D	103	13,863,223.41	1.54	358	39.22	8.676	526	56.10
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	4,772	$763,821,034.86	84.87	352	39.34	7.366	606	78.26
Two-to Four-Family	259	56,386,281.05	6.27	356	39.69	7.452	619	72.15
Condominium	215	33,905,010.12	3.77	356	39.71	7.080	613	79.55
PUD Detached	182	30,207,803.38	3.36	353	40.79	7.470	604	78.72
Manufactured/Mobile Home	79	7,362,074.92	0.82	343	35.24	7.951	614	70.05
Single Family Attached	41	4,347,962.46	0.48	359	36.61	8.040	585	80.17
PUD Attached	23	3,969,894.72	0.44	359	38.41	7.257	604	80.43
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	1,702	$268,562,190.66	29.84	352	39.73	7.896	599	77.71
12	182	37,756,684.70	4.20	343	39.75	6.944	640	74.50
24	7	1,627,752.21	0.18	359	39.29	7.491	645	89.82
30	9	1,886,605.56	0.21	328	36.08	7.544	594	84.49
36	3,671	590,166,828.38	65.57	353	39.19	7.160	608	78.15
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming	5,267	$768,648,446.89	85.41	351	39.28	7.462	604	77.57
Non-Conforming	304	131,351,614.62	14.59	358	39.88	6.843	625	79.83
Total:	**5,571**	**$900,000,061.51**	**100.00**	**352**	**39.37**	**7.372**	**607**	**77.90**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Maximum Mortgage Rates of the Adjustable-Rate Loans								
RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	57	$13,108,949.44	1.82	353	36.99	5.339	694	75.55
11.500 - 11.999	427	93,790,068.35	13.03	356	38.36	5.808	659	78.79
12.000 - 12.499	382	75,130,404.14	10.43	356	39.65	6.241	623	78.25
12.500 - 12.999	721	135,298,304.70	18.79	356	38.90	6.767	604	79.31
13.000 - 13.499	384	66,381,347.55	9.22	356	39.81	7.248	579	77.00
13.500 - 13.999	872	137,015,017.24	19.03	356	40.72	7.764	574	77.63
14.000 - 14.499	288	41,322,827.93	5.74	357	39.52	8.253	567	78.00
14.500 - 14.999	571	77,515,279.64	10.77	355	40.64	8.759	564	77.60
15.000 - 15.499	158	19,722,394.07	2.74	354	39.71	9.262	552	78.57
15.500 - 15.999	283	32,327,876.07	4.49	355	41.15	9.751	555	77.94
16.000 - 16.499	81	8,830,628.19	1.23	352	41.35	10.231	552	78.63
16.500 - 16.999	108	11,941,550.59	1.66	358	42.47	10.710	552	77.62
17.000 - 17.499	17	1,613,825.97	0.22	358	41.56	11.274	544	74.02
17.500 - 17.999	47	4,408,131.12	0.61	356	41.55	11.729	547	77.84
18.000 - 18.499	11	1,172,619.66	0.16	358	43.44	12.298	555	77.03
18.500 - 18.999	6	420,962.92	0.06	354	39.33	12.607	549	76.41
Total:	**4,413**	**$720,000,187.58**	**100.00**	**356**	**39.77**	**7.458**	**595**	**78.13**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	57	$13,108,949.44	1.82	353	36.99	5.339	694	75.55
5.500 - 5.999	427	93,790,068.35	13.03	356	38.36	5.808	659	78.79
6.000 - 6.499	382	75,130,404.14	10.43	356	39.65	6.241	623	78.25
6.500 - 6.999	721	135,298,304.70	18.79	356	38.90	6.767	604	79.31
7.000 - 7.499	384	66,381,347.55	9.22	356	39.81	7.248	579	77.00
7.500 - 7.999	872	137,015,017.24	19.03	356	40.72	7.764	574	77.63
8.000 - 8.499	288	41,322,827.93	5.74	357	39.52	8.253	567	78.00
8.500 - 8.999	571	77,515,279.64	10.77	355	40.64	8.759	564	77.60
9.000 - 9.499	158	19,722,394.07	2.74	354	39.71	9.262	552	78.57
9.500 - 9.999	283	32,327,876.07	4.49	355	41.15	9.751	555	77.94
10.000 - 10.499	81	8,830,628.19	1.23	352	41.35	10.231	552	78.63
10.500 - 10.999	108	11,941,550.59	1.66	358	42.47	10.710	552	77.62
11.000 - 11.499	17	1,613,825.97	0.22	358	41.56	11.274	544	74.02
11.500 - 11.999	47	4,408,131.12	0.61	356	41.55	11.729	547	77.84
12.000 - 12.499	11	1,172,619.66	0.16	358	43.44	12.298	555	77.03
12.500 or greater	6	420,962.92	0.06	354	39.33	12.607	549	76.41
Total:	**4,413**	**$720,000,187.58**	**100.00**	**356**	**39.77**	**7.458**	**595**	**78.13**

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.250 - 3.499	2	$229,311.08	0.03	359	32.99	5.550	712	79.44
3.750 - 3.999	3	424,979.19	0.06	296	37.26	6.870	608	87.09
4.000 - 4.249	4	826,999.64	0.11	358	45.59	7.053	608	75.21
4.250 - 4.499	1	194,814.98	0.03	359	26.00	6.250	627	72.22
4.500 - 4.749	8	1,604,870.19	0.22	359	32.79	5.725	722	84.81
4.750 - 4.999	126	23,694,254.88	3.29	353	37.62	5.979	729	80.59
5.000 - 5.249	169	34,506,969.25	4.79	355	39.67	6.243	684	80.91
5.250 - 5.499	205	40,429,866.39	5.62	355	38.96	6.301	662	79.95
5.500 - 5.749	274	53,544,783.85	7.44	357	40.45	6.428	643	82.28
5.750 - 5.999	403	71,795,781.64	9.97	356	38.97	6.794	618	80.87
6.000 - 6.249	1,356	223,002,342.24	30.97	356	39.26	7.333	588	80.29
6.250 - 6.499	411	64,239,681.87	8.92	357	39.39	8.105	572	78.74
6.500 - 6.749	859	125,281,924.17	17.40	356	40.97	8.532	544	75.40
6.750 - 6.999	592	80,223,608.21	11.14	357	41.09	8.489	540	67.66
Total:	**4,413**	**$720,000,187.58**	**100.00**	**356**	**39.77**	**7.458**	**595**	**78.13**

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
November 2005	8	$737,459.23	0.10	353	44.41	9.124	588	79.55
December 2005	185	25,319,566.49	3.52	348	39.69	8.861	586	77.60
January 2006	27	3,198,767.65	0.44	355	31.90	9.146	584	83.66
February 2006	11	2,080,699.35	0.29	356	47.39	8.011	590	78.85
March 2006	8	1,014,452.62	0.14	357	37.00	7.001	610	81.84
April 2006	88	12,845,054.87	1.78	347	40.93	7.940	565	78.80
May 2006	4,074	672,769,947.37	93.44	356	39.78	7.385	596	78.11
June 2006	12	2,034,240.00	0.28	360	35.15	7.677	581	75.47
Total:	**4,413**	**$720,000,187.58**	**100.00**	**356**	**39.77**	**7.458**	**595**	**78.13**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc., Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of the Total Collateral Selection Date Mortgage Loans

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,413	$720,000,187.58	100.00	356	39.77	7.458	595	78.13
Total:	**4,413**	**$720,000,187.58**	**100.00**	**356**	**39.77**	**7.458**	**595**	**78.13**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,413	$720,000,187.58	100.00	356	39.77	7.458	595	78.13
Total:	**4,413**	**$720,000,187.58**	**100.00**	**356**	**39.77**	**7.458**	**595**	**78.13**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Group I Collateral Summary
Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	5,267	
Aggregate Current Principal Balance:	$768,648,446.89	
Average Current Principal Balance:	$145,936.67	$52,248.13 - $494,700.12
Aggregate Original Principal Balance:	$769,459,302.00	
Average Original Principal Balance:	$146,090.62	$60,000.00 - $495,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	7.462%	5.200% - 12.650%
Wtd. Avg. Original Term (months):	352	120 – 360
Wtd. Avg. Remaining Term (months):	351	118 – 360
Wtd. Avg. Margin (ARM Loans Only):	6.045%	3.267% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	13.550%	11.200% - 18.650%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	7.550%	5.200% - 12.650%
Wtd. Avg. Original LTV:	77.57%	11.30% - 95.00%
Wtd. Avg. Borrower FICO:	604	500 – 812
Geographic Distribution (Top 5):	CA 20.54%	
	FL 12.12%	
	NY 7.27%	
	MA 6.88%	
	TX 4.70%	

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
ARM - 2 Year (6M LIBOR)	4,163	$613,532,698.08	79.82	356	39.68	7.550	592	77.73
Fixed Rate	1,104	155,115,748.81	20.18	334	37.71	7.112	653	76.90
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,683	$131,768,436.00	17.12	342	37.36	8.334	591	74.69
100,000.01 - 150,000.00	1,507	185,554,449.00	24.11	349	39.30	7.640	597	77.68
150,000.01 - 200,000.00	997	174,310,611.00	22.65	353	39.72	7.282	605	77.89
200,000.01 - 250,000.00	566	126,411,523.00	16.43	355	39.91	7.083	612	78.51
250,000.01 - 300,000.00	341	93,843,683.00	12.20	356	39.79	7.016	611	77.95
300,000.01 - 350,000.00	145	46,295,150.00	6.02	357	40.82	6.918	620	80.36
350,000.01 - 400,000.00	16	5,895,450.00	0.77	359	38.47	7.576	617	77.97
400,000.01 - 450,000.00	6	2,518,500.00	0.33	340	38.93	7.547	646	80.06
450,000.01 - 500,000.00	6	2,861,500.00	0.37	359	32.95	6.537	686	80.61
Total:	**5,267**	**$769,459,302.00**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.56**

* Based on the original balances of the Mortgage Loans.

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,685	$131,809,418.54	17.15	342	37.37	8.333	591	74.67
100,000.01 - 150,000.00	1,506	185,311,726.16	24.11	349	39.29	7.641	597	77.70
150,000.01 - 200,000.00	996	173,980,479.05	22.63	353	39.73	7.281	605	77.88
200,000.01 - 250,000.00	567	126,525,640.02	16.46	355	39.89	7.082	612	78.50
250,000.01 - 300,000.00	340	93,505,446.18	12.16	356	39.81	7.017	611	77.96
300,000.01 - 350,000.00	145	46,249,926.11	6.02	357	40.82	6.918	620	80.36
350,000.01 - 400,000.00	16	5,891,020.66	0.77	359	38.47	7.576	617	77.97
400,000.01 - 450,000.00	6	2,515,896.03	0.33	340	38.93	7.548	646	80.06
450,000.01 - 500,000.00	6	2,858,894.14	0.37	359	32.95	6.537	686	80.61
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
61 - 120	22	$1,971,589.42	0.26	119	35.11	7.738	626	67.77
121 - 180	151	16,456,421.06	2.14	179	35.80	7.162	638	71.59
181 - 240	155	17,817,089.61	2.32	239	37.56	7.207	632	76.48
241 - 300	34	4,001,116.85	0.52	299	35.91	7.031	664	77.96
301 - 360	4,905	728,402,229.95	94.76	359	39.43	7.476	602	77.75
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	50	$9,950,494.08	1.29	351	36.21	5.349	697	76.78
5.500 - 5.999	476	90,097,350.47	11.72	351	37.54	5.817	670	76.04
6.000 - 6.499	527	93,050,503.26	12.11	349	38.59	6.239	645	76.75
6.500 - 6.999	952	153,209,451.84	19.93	349	38.59	6.763	620	79.31
7.000 - 7.499	469	71,739,763.97	9.33	351	39.63	7.256	588	76.75
7.500 - 7.999	1,000	138,857,059.23	18.07	354	39.76	7.759	579	77.27
8.000 - 8.499	337	43,773,607.58	5.69	353	39.63	8.255	572	77.74
8.500 - 8.999	642	80,450,005.26	10.47	352	40.52	8.757	567	77.74
9.000 - 9.499	179	20,049,343.78	2.61	350	39.75	9.250	557	78.10
9.500 - 9.999	327	36,246,905.69	4.72	353	41.33	9.745	557	77.99
10.000 - 10.499	90	9,623,960.35	1.25	350	41.20	10.229	554	78.77
10.500 - 10.999	124	13,057,302.05	1.70	355	41.85	10.719	553	77.49
11.000 - 11.499	24	2,060,679.74	0.27	354	41.53	11.298	547	75.01
11.500 - 11.999	50	4,611,774.44	0.60	354	41.33	11.727	549	77.68
12.000 - 12.499	13	1,304,818.39	0.17	352	43.30	12.278	554	76.89
12.500 - 12.999	7	565,426.76	0.07	355	36.95	12.605	544	78.61
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Original Loan-to-Value Ratios								
RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
25.00 or less	21	$1,886,646.58	0.25	348	39.86	8.038	604	20.63
25.01 - 30.00	10	958,035.56	0.12	359	35.00	6.998	632	28.11
30.01 - 35.00	21	2,493,604.47	0.32	343	37.24	7.138	629	33.44
35.01 - 40.00	41	4,955,256.34	0.64	336	38.43	7.348	592	37.70
40.01 - 45.00	36	4,558,203.87	0.59	324	36.63	6.962	638	42.92
45.01 - 50.00	92	12,659,832.37	1.65	348	34.75	7.179	602	47.79
50.01 - 55.00	109	14,109,310.81	1.84	351	37.53	7.272	602	52.80
55.01 - 60.00	253	34,046,088.46	4.43	347	37.20	7.558	580	58.03
60.01 - 65.00	260	35,538,359.26	4.62	348	37.61	7.336	599	63.08
65.01 - 70.00	366	52,074,722.02	6.77	347	37.92	7.287	603	67.94
70.01 - 75.00	921	125,766,144.39	16.36	353	40.04	7.839	573	73.73
75.01 - 80.00	839	127,228,763.22	16.55	348	39.07	7.208	615	78.72
80.01 - 85.00	936	143,032,873.24	18.61	354	40.09	7.679	598	83.81
85.01 - 90.00	1,288	196,521,038.24	25.57	354	39.78	7.366	620	89.09
90.01 - 95.00	74	12,819,568.06	1.67	354	41.59	6.850	689	93.64
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	316	$39,363,790.86	5.12	358	42.87	8.573	510	68.26
520 - 539	582	79,253,705.66	10.31	354	41.48	8.636	529	74.48
540 - 559	701	95,137,843.76	12.38	354	40.39	8.231	551	76.17
560 - 579	697	100,630,631.00	13.09	354	38.80	7.747	569	78.50
580 - 599	561	78,105,186.10	10.16	354	39.03	7.827	589	78.49
600 - 619	479	71,218,847.80	9.27	354	39.80	7.336	609	78.91
620 - 639	564	84,654,944.01	11.01	350	37.97	6.984	629	80.43
640 - 659	471	75,488,879.67	9.82	347	38.55	6.624	649	80.58
660 - 679	319	50,886,762.86	6.62	345	38.35	6.549	669	78.37
680 - 699	251	40,324,645.86	5.25	345	37.65	6.497	689	78.05
700 - 719	142	24,913,455.05	3.24	342	39.10	6.174	710	76.85
720 - 739	79	12,501,975.62	1.63	341	36.04	6.314	730	77.31
740 - 759	53	8,700,136.28	1.13	342	35.23	6.011	749	78.88
760 - 779	27	4,063,300.34	0.53	333	34.14	6.008	771	74.03
780 - 799	17	2,450,055.95	0.32	355	39.64	6.400	787	71.07
800 - 819	8	954,286.07	0.12	359	30.05	5.824	805	69.51
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
20.00 or less	305	$38,678,493.96	5.03	344	15.23	7.342	613	75.24
20.01 - 25.00	331	44,386,414.07	5.77	350	23.31	7.415	608	74.20
25.01 - 30.00	512	71,158,568.71	9.26	349	27.98	7.313	612	75.52
30.01 - 35.00	642	92,026,372.58	11.97	350	33.04	7.296	611	77.00
35.01 - 40.00	779	113,977,428.64	14.83	351	38.10	7.379	607	77.87
40.01 - 45.00	967	147,390,841.39	19.18	353	43.05	7.423	607	78.45
45.01 - 50.00	1,343	205,370,761.10	26.72	352	48.15	7.401	607	79.41
50.01 - 55.00	388	55,659,566.44	7.24	356	53.26	8.543	548	75.64
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	785	$157,864,769.34	20.54	355	38.71	6.790	612	74.17
Florida	770	93,171,102.08	12.12	353	39.00	7.511	597	79.16
New York	274	55,918,821.28	7.27	350	39.93	7.719	605	71.82
Massachusetts	264	52,897,769.26	6.88	355	39.58	7.081	610	73.75
Texas	337	36,121,063.82	4.70	336	39.93	8.107	598	76.77
Illinois	252	35,771,589.65	4.65	354	39.42	7.911	598	80.75
Maryland	208	33,517,463.38	4.36	355	40.09	7.606	594	78.02
Michigan	267	29,500,817.86	3.84	356	40.08	7.703	586	80.07
Minnesota	191	29,109,979.34	3.79	353	39.59	7.447	605	79.77
Pennsylvania	191	21,786,562.30	2.83	347	40.31	7.563	601	81.44
Connecticut	136	21,363,911.50	2.78	354	40.47	7.233	605	76.47
Georgia	153	18,578,534.31	2.42	348	38.92	8.804	598	82.14
Colorado	89	14,432,489.43	1.88	347	39.18	7.118	613	80.24
Rhode Island	80	13,654,397.73	1.78	350	39.61	7.042	610	74.53
Wisconsin	105	13,423,234.07	1.75	347	40.32	8.065	608	81.29
Indiana	123	13,394,090.62	1.74	347	37.88	7.704	601	82.35
Washington	71	11,809,917.24	1.54	355	40.53	7.181	611	81.11
Tennessee	105	10,966,624.23	1.43	343	37.85	7.731	606	81.11
Nevada	64	10,281,900.64	1.34	353	37.60	7.570	609	82.66
Alabama	82	9,414,157.38	1.22	348	38.87	8.154	603	82.62
Missouri	75	7,892,991.46	1.03	346	39.05	7.637	604	83.18
Hawaii	32	7,684,505.01	1.00	355	37.57	6.990	630	79.77
New Hampshire	48	7,524,004.89	0.98	351	43.39	7.223	596	75.68
Arizona	58	7,071,938.95	0.92	357	36.87	7.284	610	80.53
North Carolina	58	6,063,982.39	0.79	336	33.84	8.786	587	82.25
Louisiana	60	5,867,612.30	0.76	342	40.54	7.916	590	80.54
Kansas	46	4,983,376.69	0.65	342	38.69	8.177	613	83.56
Maine	37	4,939,584.18	0.64	354	41.07	7.336	590	76.78
Oregon	26	4,064,213.51	0.53	352	37.10	7.040	634	80.90
Oklahoma	42	3,917,447.46	0.51	336	36.75	7.957	605	81.38

* Geographic Distribution continued on the next page.

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Mississippi	37	3,281,534.80	0.43	345	38.79	8.582	584	82.38
Arkansas	33	3,006,121.50	0.39	345	38.93	8.511	609	81.25
Utah	17	2,841,576.10	0.37	331	41.74	6.607	637	84.89
South Carolina	21	2,506,175.04	0.33	339	36.25	9.050	596	77.76
Delaware	17	2,340,502.60	0.30	359	40.12	7.230	598	79.22
Nebraska	27	2,310,568.70	0.30	352	40.34	8.516	580	82.95
Iowa	20	1,992,849.33	0.26	353	40.56	8.681	581	79.60
New Jersey	8	1,308,453.92	0.17	323	40.20	9.107	578	69.70
Ohio	14	1,288,567.13	0.17	356	38.67	8.533	576	82.99
Kentucky	11	1,199,097.86	0.16	334	37.11	8.113	584	83.44
Wyoming	11	1,065,168.09	0.14	353	32.54	7.254	645	79.85
Alaska	7	1,055,873.43	0.14	359	41.00	7.277	599	69.30
North Dakota	6	572,179.37	0.07	359	42.12	7.736	635	85.19
Vermont	5	459,935.32	0.06	358	44.14	8.241	629	83.17
Montana	2	261,102.01	0.03	357	40.73	8.422	628	59.26
Idaho	1	109,909.65	0.01	359	47.00	6.990	578	70.51
South Dakota	1	59,979.74	0.01	359	23.00	11.250	548	75.00
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	5,058	$740,737,617.19	96.37	351	39.45	7.455	603	77.60
Non-Owner Occupied	167	22,280,562.15	2.90	353	33.83	7.524	643	75.88
Second Home	42	5,630,267.55	0.73	353	38.38	8.142	616	80.23
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

* Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	3,888	$563,373,517.94	73.29	350	39.42	7.366	604	78.65
Stated Documentation	797	115,858,702.86	15.07	354	39.11	7.870	609	72.22
Limited Documentation	582	89,416,226.09	11.63	353	38.64	7.537	598	77.66
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance – Cashout**	4899	$717,539,601.99	93.35	351	39.21	7.463	603	77.47
Refinance - Rate Term***	357	49,286,826.91	6.41	351	40.45	7.46	614	78.7
Purchase	11	1,822,017.99	0.24	359	36.59	6.979	648	84.98
Total:	**5267**	**$768,648,446.89**	**100**	**351**	**39.28**	**7.462**	**604**	**77.57**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2 or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2 or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	1,220	$174,086,071.31	22.65	353	39.02	7.464	585	79.84
3A	347	52,866,243.65	6.88	353	39.78	7.124	614	78.68
4A	431	64,703,060.55	8.42	349	37.68	6.793	631	81.06
5A	401	64,811,605.85	8.43	347	38.64	6.537	649	81.77
6A	292	47,425,601.46	6.17	345	38.63	6.450	669	78.53
7A	290	48,292,150.55	6.28	344	38.08	6.361	693	77.92
8A	251	39,741,260.28	5.17	342	36.73	6.106	739	76.62
A	411	61,688,463.20	8.03	356	38.63	8.080	577	79.05
B	900	122,061,371.44	15.88	354	41.20	8.651	547	76.16
C	624	80,218,795.77	10.44	356	41.39	8.423	542	69.74
D	100	12,753,822.83	1.66	358	38.78	8.653	527	56.35
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	4,504	$649,348,402.78	84.48	351	39.28	7.454	603	77.91
Two-to Four-Family	247	50,005,596.70	6.51	355	39.28	7.521	614	72.03
Condominium	207	30,405,263.46	3.96	356	39.22	7.160	612	79.50
PUD Detached	168	24,002,086.34	3.12	351	41.29	7.677	596	78.89
Manufactured/Mobile Home	79	7,362,074.92	0.96	343	35.24	7.951	614	70.05
Single Family Attached	41	4,347,962.46	0.57	359	36.61	8.040	585	80.17
PUD Attached	21	3,177,060.23	0.41	359	37.58	7.478	609	79.50
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	1,608	$226,936,393.15	29.52	351	39.68	8.016	596	77.27
12	166	30,529,266.02	3.97	341	39.51	7.015	634	74.30
24	5	777,946.93	0.10	359	35.97	7.917	683	89.62
30	8	1,436,975.15	0.19	318	34.85	7.717	595	82.88
36	3,480	508,967,865.64	66.22	352	39.11	7.240	606	77.86
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Conforming Balance	5,267	$768,648,446.89	100.00	351	39.28	7.462	604	77.57
Total:	**5,267**	**$768,648,446.89**	**100.00**	**351**	**39.28**	**7.462**	**604**	**77.57**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	49	$9,781,851.88	1.59	351	36.34	5.349	697	76.91
11.500 - 11.999	373	70,888,231.35	11.55	355	37.96	5.809	657	77.74
12.000 - 12.499	352	62,351,735.68	10.16	356	39.20	6.236	624	78.10
12.500 - 12.999	662	109,785,664.58	17.89	356	38.74	6.771	605	78.78
13.000 - 13.499	361	56,668,166.70	9.24	355	40.14	7.253	578	76.40
13.500 - 13.999	829	118,649,732.66	19.34	356	40.27	7.760	571	77.13
14.000 - 14.499	278	37,013,777.90	6.03	357	39.87	8.253	568	77.91
14.500 - 14.999	554	70,634,284.76	11.51	355	40.54	8.759	563	77.72
15.000 - 15.499	154	17,757,952.34	2.89	354	40.27	9.250	553	78.33
15.500 - 15.999	282	31,973,443.27	5.21	355	41.40	9.752	555	77.81
16.000 - 16.499	81	8,830,628.19	1.44	352	41.35	10.231	552	78.63
16.500 - 16.999	107	11,581,689.10	1.89	358	42.11	10.712	554	77.70
17.000 - 17.499	17	1,613,825.97	0.26	358	41.56	11.274	544	74.02
17.500 - 17.999	47	4,408,131.12	0.72	356	41.55	11.729	547	77.84
18.000 - 18.499	11	1,172,619.66	0.19	358	43.44	12.298	555	77.03
18.500 - 18.999	6	420,962.92	0.07	354	39.33	12.607	549	76.41
Total:	**4,163**	**$613,532,698.08**	**100.00**	**356**	**39.68**	**7.550**	**592**	**77.73**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	49	$9,781,851.88	1.59	351	36.34	5.349	697	76.91
5.500 - 5.999	373	70,888,231.35	11.55	355	37.96	5.809	657	77.74
6.000 - 6.499	352	62,351,735.68	10.16	356	39.20	6.236	624	78.10
6.500 - 6.999	662	109,785,664.58	17.89	356	38.74	6.771	605	78.78
7.000 - 7.499	361	56,668,166.70	9.24	355	40.14	7.253	578	76.40
7.500 - 7.999	829	118,649,732.66	19.34	356	40.27	7.760	571	77.13
8.000 - 8.499	278	37,013,777.90	6.03	357	39.87	8.253	568	77.91
8.500 - 8.999	554	70,634,284.76	11.51	355	40.54	8.759	563	77.72
9.000 - 9.499	154	17,757,952.34	2.89	354	40.27	9.250	553	78.33
9.500 - 9.999	282	31,973,443.27	5.21	355	41.40	9.752	555	77.81
10.000 - 10.499	81	8,830,628.19	1.44	352	41.35	10.231	552	78.63
10.500 - 10.999	107	11,581,689.10	1.89	358	42.11	10.712	554	77.70
11.000 - 11.499	17	1,613,825.97	0.26	358	41.56	11.274	544	74.02
11.500 - 11.999	47	4,408,131.12	0.72	356	41.55	11.729	547	77.84
12.000 - 12.499	11	1,172,619.66	0.19	358	43.44	12.298	555	77.03
12.500 or greater	6	420,962.92	0.07	354	39.33	12.607	549	76.41
Total:	**4,163**	**$613,532,698.08**	**100.00**	**356**	**39.68**	**7.550**	**592**	**77.73**

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
3.499 or less	2	$229,311.08	0.04	359	32.99	5.550	712	79.44
3.750 - 3.999	3	424,979.19	0.07	296	37.26	6.870	608	87.09
4.000 - 4.249	4	826,999.64	0.13	358	45.59	7.053	608	75.21
4.250 - 4.499	1	194,814.98	0.03	359	26.00	6.250	627	72.22
4.500 - 4.749	8	1,604,870.19	0.26	359	32.79	5.725	722	84.81
4.750 - 4.999	112	17,982,899.58	2.93	352	37.20	6.031	728	79.16
5.000 - 5.249	150	25,656,079.34	4.18	353	39.51	6.270	684	80.97
5.250 - 5.499	186	31,463,339.68	5.13	354	39.07	6.363	662	80.54
5.500 - 5.749	246	41,786,758.11	6.81	356	39.83	6.450	642	81.98
5.750 - 5.999	374	59,444,969.40	9.69	356	38.67	6.783	617	80.08
6.000 - 6.249	1,271	187,606,989.77	30.58	356	39.11	7.385	589	80.07
6.250 - 6.499	397	58,423,664.27	9.52	356	39.19	8.143	572	78.45
6.500 - 6.749	833	114,170,106.29	18.61	355	41.21	8.585	544	75.36
6.750 - 6.999	576	73,716,916.56	12.02	356	40.98	8.522	539	67.78
Total:	**4,163**	**$613,532,698.08**	**100.00**	**356**	**39.68**	**7.550**	**592**	**77.73**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group I Collateral Selection Date Mortgage Loans

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
November 2005	8	$737,459.23	0.12	353	44.41	9.124	588	79.55
December 2005	177	22,245,651.68	3.63	347	39.94	9.035	580	76.51
January 2006	25	2,359,817.10	0.38	355	40.96	9.344	573	82.92
February 2006	10	1,710,950.73	0.28	356	45.75	8.251	583	77.12
March 2006	8	1,014,452.62	0.17	357	37.00	7.001	610	81.84
April 2006	86	12,140,693.33	1.98	347	41.29	7.904	567	79.58
May 2006	3,838	571,689,433.39	93.18	356	39.64	7.474	593	77.72
June 2006	11	1,634,240.00	0.27	360	30.54	7.601	600	75.65
Total:	**4,163**	**$613,532,698.08**	**100.00**	**356**	**39.68**	**7.550**	**592**	**77.73**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	4,163	$613,532,698.08	100.00	356	39.68	7.550	592	77.73
Total:	**4,163**	**$613,532,698.08**	**100.00**	**356**	**39.68**	**7.550**	**592**	**77.73**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	4,163	$613,532,698.08	100.00	356	39.68	7.550	592	77.73
Total:	**4,163**	**$613,532,698.08**	**100.00**	**356**	**39.68**	**7.550**	**592**	**77.73**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Group II Collateral Summary
Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	304	
Aggregate Current Principal Balance:	$131,351,614.62	
Average Current Principal Balance:	$432,077.68	$333,683.08 - $599,595.59
Aggregate Original Principal Balance:	$131,483,917.00	
Average Original Principal Balance:	$432,512.88	$334,000.00 - $600,000.00
Fully Amortizing Mortgage Loans:	100.00%	
1st Lien:	100.00%	
Wtd. Avg. Gross Coupon:	6.843%	5.200% – 10.650%
Wtd. Avg. Original Term (months):	360	240 – 360
Wtd. Avg. Remaining Term (months):	358	239 – 360
Wtd. Avg. Margin (ARM Loans Only):	5.830%	4.750% - 6.750%
Wtd. Avg. Maximum Mortgage Rate (ARM Loans Only):	12.929%	11.200% - 16.650%
Wtd. Avg. Minimum Mortgage Rate (ARM Loans Only):	6.929%	5.200% - 10.650%
Wtd. Avg. Original LTV:	79.83%	44.22% - 94.75%
Wtd. Avg. Borrower FICO:	625	500 – 795
Geographic Distribution (Top 5):	CA 42.19%	
	NY 12.38%	
	FL 9.00%	
	MA 7.41%	
	MD 5.43%	

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
ARM - 2 Year (6M LIBOR)	250	$106,467,489.50	81.06	359	40.28	6.929	613	80.38
Fixed Rate	54	24,884,125.12	18.94	357	38.18	6.478	678	77.47
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	MORTGAGE RATES (%)*	FICO*	OLTV (%)*
300,000.01 - 350,000.00	45	$15,385,107.00	11.70	359	38.66	6.672	617	78.43
350,000.01 - 400,000.00	104	38,869,198.00	29.56	359	41.23	6.975	613	80.44
400,000.01 - 450,000.00	46	19,593,496.00	14.90	356	42.61	6.941	618	81.43
450,000.01 - 500,000.00	43	20,485,322.00	15.58	359	37.95	6.813	635	81.45
500,000.01 - 550,000.00	27	14,236,624.00	10.83	359	41.51	6.799	625	77.14
550,000.01 - 600,000.00	39	22,914,170.00	17.43	359	36.80	6.707	647	78.60
Total:	**304**	**$131,483,917.00**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

* Based on the original balances of the Mortgage Loans.

Principal Balances as of the Cut-Off Date

RANGE OF CUT-OFF DATE PRINCIPAL BALANCES ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
300,000.01 - 350,000.00	45	$15,368,294.53	11.70	359	38.66	6.672	617	78.43
350,000.01 - 400,000.00	104	38,826,613.35	29.56	359	41.23	6.975	613	80.43
400,000.01 - 450,000.00	46	19,576,061.94	14.90	356	42.61	6.941	618	81.43
450,000.01 - 500,000.00	43	20,462,725.24	15.58	359	37.96	6.813	635	81.45
500,000.01 - 550,000.00	27	14,224,338.77	10.83	359	41.51	6.799	625	77.14
550,000.01 - 600,000.00	39	22,893,580.79	17.43	359	36.80	6.707	647	78.60
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
181 - 240	1	$414,178.86	0.32	239	49.00	6.750	645	62.88
301 - 360	303	130,937,435.76	99.68	359	39.85	6.844	625	79.88
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	9	$3,891,646.10	2.96	359	39.93	5.331	686	72.34
5.500 - 5.999	67	28,888,786.41	21.99	359	39.57	5.812	680	79.93
6.000 - 6.499	46	20,245,244.55	15.41	359	40.04	6.266	644	79.34
6.500 - 6.999	75	32,952,060.55	25.09	357	39.10	6.742	614	81.18
7.000 - 7.499	25	10,606,053.39	8.07	359	38.34	7.223	597	80.72
7.500 - 7.999	47	20,005,093.13	15.23	359	43.14	7.775	595	80.33
8.000 - 8.499	11	4,796,245.46	3.65	359	37.30	8.267	559	77.38
8.500 - 8.999	18	7,287,749.01	5.55	358	40.88	8.746	570	77.14
9.000 - 9.499	4	1,964,441.73	1.50	358	34.66	9.374	549	80.73
9.500 - 9.999	1	354,432.80	0.27	359	19.00	9.700	525	90.00
10.500 - 10.999	1	359,861.49	0.27	359	54.00	10.650	500	75.00
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
40.01 - 45.00	3	$1,368,830.60	1.04	359	45.56	6.892	634	44.48
45.01 - 50.00	3	1,398,770.66	1.06	359	38.86	6.783	647	47.95
50.01 - 55.00	6	2,561,732.96	1.95	359	38.56	6.693	667	53.40
55.01 - 60.00	7	3,005,297.48	2.29	359	39.81	6.614	597	57.67
60.01 - 65.00	12	5,335,540.95	4.06	350	43.71	6.969	608	63.24
65.01 - 70.00	18	7,791,058.33	5.93	359	38.91	6.798	594	67.72
70.01 - 75.00	29	12,042,698.00	9.17	359	40.99	7.229	592	73.43
75.01 - 80.00	59	26,284,612.87	20.01	359	38.32	6.683	631	78.67
80.01 - 85.00	62	26,923,105.87	20.50	359	38.42	6.818	627	83.64
85.01 - 90.00	104	44,261,344.93	33.70	359	41.07	6.874	635	89.08
90.01 - 95.00	1	378,621.97	0.29	359	37.00	5.990	654	94.75
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
500 - 519	6	$2,218,468.73	1.69	359	43.90	8.760	509	66.79
520 - 539	17	6,866,105.27	5.23	359	38.51	8.143	530	71.51
540 - 559	29	12,012,496.96	9.15	359	38.35	7.662	550	78.80
560 - 579	33	14,188,935.63	10.80	359	41.47	7.237	569	80.93
580 - 599	33	13,920,567.30	10.60	359	42.03	7.099	590	79.20
600 - 619	28	11,548,073.58	8.79	358	38.04	7.019	608	80.50
620 - 639	36	15,706,240.52	11.96	359	38.58	6.689	630	82.16
640 - 659	42	18,401,339.31	14.01	356	40.27	6.504	650	84.21
660 - 679	26	12,269,639.18	9.34	359	40.15	6.233	670	78.96
680 - 699	20	9,647,827.99	7.35	359	38.83	6.186	687	80.08
700 - 719	13	5,565,362.02	4.24	359	36.24	6.189	710	78.21
720 - 739	6	2,454,503.19	1.87	359	44.57	5.898	728	86.90
740 - 759	10	4,278,667.80	3.26	358	42.04	6.001	750	72.80
760 - 779	4	1,836,131.06	1.40	359	45.57	5.895	770	79.81
780 - 799	1	437,256.08	0.33	359	33.00	5.950	795	72.71
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
20.00 or less	15	$6,998,044.17	5.33	359	9.99	7.087	615	81.91
20.01 - 25.00	16	7,443,011.77	5.67	358	23.49	6.995	622	79.31
25.01 - 30.00	14	5,909,352.79	4.50	359	27.66	6.574	622	73.88
30.01 - 35.00	32	13,966,103.12	10.63	359	33.05	6.679	637	79.93
35.01 - 40.00	52	21,627,043.62	16.47	359	38.13	6.799	616	80.99
40.01 - 45.00	65	27,716,846.75	21.10	359	43.09	6.904	623	79.95
45.01 - 50.00	84	36,058,721.05	27.45	357	48.08	6.666	638	79.94
50.01 - 55.00	26	11,632,491.35	8.86	359	52.95	7.420	601	79.03
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
California	131	$55,418,610.02	42.19	359	40.23	6.467	637	80.03
New York	36	16,256,777.50	12.38	356	41.14	7.042	633	73.60
Florida	27	11,819,935.27	9.00	359	40.06	7.256	612	78.59
Massachusetts	22	9,735,865.19	7.41	359	39.07	6.757	616	80.88
Maryland	15	7,128,978.39	5.43	359	37.86	6.975	602	80.05
Illinois	13	5,234,948.54	3.99	358	41.29	7.254	605	82.60
Minnesota	9	3,602,840.03	2.74	358	30.47	8.025	577	82.12
Washington	8	3,440,130.79	2.62	358	41.57	7.367	607	84.40
Texas	7	2,994,521.51	2.28	359	36.82	7.228	619	80.45
Colorado	6	2,459,681.23	1.87	359	49.37	6.928	614	82.69
Michigan	5	2,191,089.07	1.67	359	39.74	7.435	600	85.61
Arizona	4	1,948,381.03	1.48	359	36.81	6.650	640	77.92
Connecticut	4	1,825,991.16	1.39	359	46.84	7.527	637	82.43
Nevada	3	1,328,397.98	1.01	359	44.25	6.981	623	75.96
Missouri	2	861,253.17	0.66	359	43.24	6.728	645	83.97
Georgia	2	849,805.28	0.65	359	42.33	7.101	610	90.00
Pennsylvania	2	696,004.16	0.53	359	32.58	7.084	567	79.16
Oregon	1	559,488.81	0.43	359	3.00	6.450	694	84.85
Wyoming	1	547,281.79	0.42	359	54.00	7.990	633	90.00
Delaware	1	463,072.78	0.35	359	33.00	6.400	659	90.00
North Carolina	1	449,630.41	0.34	359	40.00	6.990	591	89.64
Tennessee	1	404,644.42	0.31	359	21.00	6.650	641	81.00
South Carolina	1	392,623.49	0.30	359	40.00	6.200	607	84.52
New Jersey	1	371,962.91	0.28	354	50.00	7.990	650	90.00
Rhode Island	1	369,699.69	0.28	359	25.00	7.050	553	84.09
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Occupancy Status

OCCUPANCY STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Owner Occupied	294	$126,653,473.88	96.42	358	39.88	6.835	624	79.61
Second Home	6	2,798,360.23	2.13	359	45.52	7.413	632	86.96
Non-Owner Occupied	4	1,899,780.51	1.45	359	31.40	6.551	686	84.18
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

* Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Full Documentation	227	$98,642,937.89	75.10	359	39.50	6.782	624	80.10
Stated Documentation	41	17,376,483.18	13.23	356	43.39	6.972	643	77.01
Limited Documentation	36	15,332,193.55	11.67	359	38.36	7.092	614	81.28
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Refinance – Cashout**	289	$125,228,738.53	95.34	358	39.73	6.844	625	79.79
Refinance - Rate Term***	12	4,871,554.59	3.71	358	41.5	6.968	619	78.42
Purchase	3	1,251,321.50	0.95	359	48.75	6.323	667	89.79
Total:	**304**	**$131,351,614.62**	**100**	**358**	**39.88**	**6.843**	**625**	**79.83**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2 or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2 or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2A	66	$27,398,970.50	20.86	359	42.38	7.011	579	81.69
3A	25	10,491,362.59	7.99	359	38.33	7.086	612	80.56
4A	34	14,771,403.76	11.25	359	38.36	6.669	633	80.75
5A	39	17,118,216.08	13.03	356	39.92	6.396	650	84.58
6A	25	11,670,081.04	8.88	359	39.69	6.165	670	80.22
7A	26	12,096,413.37	9.21	359	38.46	6.205	691	79.33
8A	26	11,413,918.64	8.69	358	41.12	5.926	742	79.71
A	16	6,832,505.36	5.20	358	34.43	7.696	579	82.14
B	29	12,257,498.51	9.33	359	39.28	7.953	547	75.47
C	15	6,191,844.19	4.71	359	42.21	8.042	558	66.39
D	3	1,109,400.58	0.84	359	44.32	8.945	526	53.23
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Single Family Detached	268	$114,472,632.08	87.15	358	39.63	6.866	623	80.27
Two-to-Four Family	12	6,380,684.35	4.86	359	42.91	6.912	659	73.09
PUD Detached	14	6,205,717.04	4.72	359	38.85	6.668	633	78.04
Condominium	8	3,499,746.66	2.66	359	44	6.385	624	79.95
PUD Attached	2	792,834.49	0.6	359	41.74	6.372	587	84.14
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

AMERIQUEST
MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
0	94	$41,625,797.51	31.69	359	39.99	7.241	618	80.06
12	16	7,227,418.68	5.50	352	40.74	6.642	668	75.34
24	2	849,805.28	0.65	359	42.33	7.101	610	90.00
30	1	449,630.41	0.34	359	40.00	6.990	591	89.64
36	191	81,198,962.74	61.82	359	39.72	6.654	625	79.95
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
Non-Conforming Balance	304	$131,351,614.62	100.00	358	39.88	6.843	625	79.83
Total:	**304**	**$131,351,614.62**	**100.00**	**358**	**39.88**	**6.843**	**625**	**79.83**

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
11.000 - 11.499	8	$3,327,097.56	3.12	359	38.90	5.310	685	71.56
11.500 - 11.999	54	22,901,837.00	21.51	359	39.61	5.805	668	82.04
12.000 - 12.499	30	12,778,668.46	12.00	359	41.81	6.266	619	79.01
12.500 - 12.999	59	25,512,640.12	23.96	359	39.58	6.751	602	81.59
13.000 - 13.499	23	9,713,180.85	9.12	359	37.87	7.221	588	80.50
13.500 - 13.999	43	18,365,284.58	17.25	359	43.63	7.790	593	80.88
14.000 - 14.499	10	4,309,050.03	4.05	359	36.55	8.258	559	78.78
14.500 - 14.999	17	6,880,994.88	6.46	358	41.70	8.761	570	76.41
15.000 - 15.499	4	1,964,441.73	1.85	358	34.66	9.374	549	80.73
15.500 - 15.999	1	354,432.80	0.33	359	19.00	9.700	525	90.00
16.500 - 16.999	1	359,861.49	0.34	359	54.00	10.650	500	75.00
Total:	**250**	**$106,467,489.50**	**100.00**	**359**	**40.28**	**6.929**	**613**	**80.38**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
5.000 - 5.499	8	$3,327,097.56	3.12	359	38.90	5.310	685	71.56
5.500 - 5.999	54	22,901,837.00	21.51	359	39.61	5.805	668	82.04
6.000 - 6.499	30	12,778,668.46	12.00	359	41.81	6.266	619	79.01
6.500 - 6.999	59	25,512,640.12	23.96	359	39.58	6.751	602	81.59
7.000 - 7.499	23	9,713,180.85	9.12	359	37.87	7.221	588	80.50
7.500 - 7.999	43	18,365,284.58	17.25	359	43.63	7.790	593	80.88
8.000 - 8.499	10	4,309,050.03	4.05	359	36.55	8.258	559	78.78
8.500 - 8.999	17	6,880,994.88	6.46	358	41.70	8.761	570	76.41
9.000 - 9.499	4	1,964,441.73	1.85	358	34.66	9.374	549	80.73
9.500 - 9.999	1	354,432.80	0.33	359	19.00	9.700	525	90.00
10.500 - 10.999	1	359,861.49	0.34	359	54.00	10.650	500	75.00
Total:	**250**	**$106,467,489.50**	**100.00**	**359**	**40.28**	**6.929**	**613**	**80.38**

Margins of the Adjustable-Rate Loans

RANGE OF MORTGAGE MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
4.750 - 4.999	14	$5,711,355.30	5.36	358	38.92	5.815	732	85.09
5.000 - 5.249	19	8,850,889.91	8.31	359	40.14	6.167	687	80.71
5.250 - 5.499	19	8,966,526.71	8.42	359	38.57	6.084	662	77.88
5.500 - 5.749	28	11,758,025.74	11.04	359	42.68	6.350	643	83.37
5.750 - 5.999	29	12,350,812.24	11.60	359	40.43	6.844	625	84.66
6.000 - 6.249	85	35,395,352.47	33.25	359	40.11	7.055	587	81.49
6.250 - 6.499	14	5,816,017.60	5.46	359	41.38	7.731	570	81.71
6.500 - 6.749	26	11,111,817.88	10.44	359	38.50	7.980	546	75.84
6.750 - 6.999	16	6,506,691.65	6.11	359	42.38	8.113	553	66.28
Total:	**250**	**$106,467,489.50**	**100.00**	**359**	**40.28**	**6.929**	**613**	**80.38**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R6

Description of Group II Collateral Selection Date Mortgage Loans

Next Rate Adjustment Date of the Adjustable-Rate Loans

NEXT RATE ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
December 2005	8	$3,073,914.81	2.89	354	37.86	7.604	630	85.51
January 2006	2	838,950.55	0.79	355	6.43	8.588	616	85.72
February 2006	1	369,748.62	0.35	356	55.00	6.900	625	86.89
April 2006	2	704,361.54	0.66	358	34.59	8.573	528	65.29
May 2006	236	101,080,513.98	94.94	359	40.57	6.879	613	80.29
June 2006	1	400,000.00	0.38	360	54.00	7.990	505	74.77
Total:	**250**	**$106,467,489.50**	**100.00**	**359**	**40.28**	**6.929**	**613**	**80.38**

Initial Periodic Rate Cap of the Adjustable-Rate Loans

INITIAL PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
2.000	250	$106,467,489.50	100.00	359	40.28	6.929	613	80.38
Total:	**250**	**$106,467,489.50**	**100.00**	**359**	**40.28**	**6.929**	**613**	**80.38**

Subsequent Periodic Rate Cap of the Adjustable-Rate Loans

SUBSEQUENT PERIODIC RATE CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	MORTGAGE RATES (%)	FICO	OLTV (%)
1.000	250	$106,467,489.50	100.00	359	40.28	6.929	613	80.38
Total:	**250**	**$106,467,489.50**	**100.00**	**359**	**40.28**	**6.929**	**613**	**80.38**

FOR ADDITIONAL INFORMATION PLEASE CALL:

RBS Greenwich Capital

Asset-Backed Finance	
Brian Bernard	(203) 622-5693
Adam Smith	(203) 618-2271
Patrick Leo	(203) 618-2952
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

Rating Agency Contacts

Standard & Poor's	
Venkat Veerubhotla	212-438-8457
Kyle Beauchamp	212-438-2505
Moody's	
Dhruv Mohindra	212-553-4143
Fitch	
Stephen Lei	212-908-0778